                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  ____________
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                             ONCOGENE SCIENCE, INC.
                             ----------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                  682305 10 7
                                  -----------
                                 (CUSIP Number)


                       (continued on following pages (s))



                               Page 1 of 5 pages

        CUSIP NO.  682305 10 7                        PAGE 2 OF 5 PAGES
                   -----------                        -----------------

------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  BECTON, DICKINSON AND COMPANY
------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A
                  MEMBER OF A GROUP
                                                          (A)   [_]
                                                          (B)   [_]
                  NOT APPLICABLE
------------------------------------------------------------------------------
3                 SEC USE ONLY

------------------------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW JERSEY
------------------------------------------------------------------------------
                  5      SOLE VOTING POWER

                         NONE
                  ------------------------------------------------------------
NUMBER OF         6      SHARED VOTING POWER

SHARES                   NONE
                  ------------------------------------------------------------
BENEFICIALLY      7      SOLE DISPOSITIVE POWER

OWNED BY  EACH           NONE
                  ------------------------------------------------------------
REPORTING PERSON
                  8      SHARED DISPOSITIVE POWER
WITH
                         NONE
------------------------------------------------------------------------------
9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  NONE
------------------------------------------------------------------------------
10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES

                  NOT APPLICABLE
------------------------------------------------------------------------------
11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%
------------------------------------------------------------------------------
12                TYPE OF REPORTING PERSON

                  CO
------------------------------------------------------------------------------

CUSIP NO. 682305 10 7                             PAGE 3 OF 5 PAGES
          -----------                             -----------------



                                AMENDMENT NO. 2
                                ---------------


              STATEMENT ON SCHEDULE 13G PURSUANT TO RULE 13d-1(c)
                 OF THE GENERAL RULES AND REGULATIONS UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1(A) NAME OF ISSUER.
          ---------------
          Oncogene Science, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
          ---------------------------------------------------------
          106 Charles Lindbergh Boulevard, Uniondale, New York 11553

ITEM 2(A) NAMES OF PERSON FILING.
          -----------------------
          Becton, Dickinson and Company

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.
          ------------------------------------------------------------
          One Becton Drive, Franklin Lakes, New Jersey 07417-1880

ITEM 2(C) CITIZENSHIP.
          ------------
          New Jersey

ITEM 2(D) TITLE OF CLASS OF SECURITIES.
          -----------------------------
          Common Stock, $.01 par value

ITEM 2(E) CUSIP NUMBER.
          -------------
          682305 10 7

CUSIP NO. 682305 10 7                             PAGE 4 OF 5 PAGES
          -----------                             -----------------


ITEM 3      THIS STATEMENT IS NOT FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B).

ITEM 4.   OWNERSHIP.

          On January 31, 1997, Becton, Dickinson and Company ("Becton") disposed of all of the shares of Common Stock of Oncogene Science, Inc. which were beneficially owned by Becton. As a result of said transaction, Becton no longer beneficially owns any Common Stock of Oncogene Science, Inc.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                 Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                 Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                 Not applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                 Not applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
                 Not applicable

ITEM 10.    CERTIFICATION.
                 Not applicable

CUSIP NO. 682305 10 7                             PAGE 5 OF 5 PAGES
          -----------                             -----------------


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               BECTON, DICKINSON AND COMPANY


Dated:  July 17, 1997        By:  /s/  BRIDGET M. HEALY
                                       ---------------------
                                       Bridget M. Healy
                                     Vice President and Secretary